

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 1, 2017

Via Email
D. West Griffin
Chief Financial Officer
Calumet Specialty Products Partners, L.P.
2780 Waterfront Parkway East Drive, Suite 200
Indianapolis, Indiana 46214

> **Re:** **Calumet Specialty Products Partners, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed March 6, 2017**
> **File No. 0-51734**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Selected Financial Data, page 50

Non-GAAP Financial Measures, page 53

1. We note that your reconciliations of net income (loss) to EBITDA include a reconciling item related to debt extinguishment costs. Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures defines EBITDA as ``earnings before interest, taxes, depreciation and amortization.´´ In this regard, revise the title of your non-GAAP financial measure to distinguish it from the defined measure of EBITDA.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 95

Inventories, page 95

2. Your accounting policy disclosure states that inventory write downs are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. During the year ended December 31, 2016, you recorded a $39.2 million decrease to cost of sales related to your lower of cost or market valuation. Tell us how you considered SAB Topic 5.BB, which states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Refer also to FASB ASC 330-10-35-1 and 35-14.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources